EX-99.h.1.ii

AMENDED AND RESTATED

SCHEDULE A

DELAWARE GROUP EQUITY FUNDS IV

SHAREHOLDER SERVICES AGREEMENT

APPLICABLE SERIES

AS OF DECEMBER 1, 2025

Nomura Healthcare Fund (formerly, Macquarie Healthcare Fund)	Effective as of April 19, 2001
Nomura Growth and Income Fund (formerly, Macquarie Growth and Income Fund)	Effective as of October 4, 2019
Nomura Opportunity Fund (formerly, Macquarie Opportunity Fund)	Effective as of October 4, 2019

AGREED AND ACCEPTED:

DELAWARE INVESTMENTS FUND SERVICE COMPANY	DELAWARE GROUP EQUITY FUNDS IV for its series set forth in this Schedule A

By:	/s/ Richard Salus	By:	/s/ Shawn K. Lytle
Name:	Richard Salus	Name:	Shawn K. Lytle
Title:	SVP/Global Head of Fund Services/Managing Director	Title:	President/Senior Managing Director